                                                                FILE NO. 70-9447


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                  ___________________________________________

                      AMENDMENT NO. 3 (U-1/A) TO FORM U-1
                           APPLICATION OR DECLARATION
                                   UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 _____________________________________________

                           Consolidated Edison, Inc.
                                 4 Irving Place
                           New York, New York  10003

                     (Name of company filing this statement
                  and address of principal executive offices)

                                      None

                 (Name of top registered holding company parent
                        of each applicant or declarant)

Peter A. Irwin                          John L. Carley
Consolidated Edison, Inc.               Orange and Rockland Utilities, Inc.
4 Irving Place                          One Blue Hill Plaza
New York, New York  10003               Pearl River, New York  10965
(212) 460-4600                          (914) 352-6000

                   (Name and address of agents for service)

The Commission is requested to mail copies of all notices, orders and communications in connection with this Application to:
                                 J.A. Bouknight
                                Douglas G. Green
                                James B. Vasile
                             Steptoe & Johnson LLP
                          1330 Connecticut Avenue, NW
                          Washington, D.C.  20036-1795
                                 (202) 429-3000

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                                  INTRODUCTION

     On February 3, 1999, Consolidated Edison, Inc. ("CEI"), the holding company for Consolidated Edison Company of New York, Inc. ("Con Edison"), filed an Application pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act (the "Act"), requesting the Securities and Exchange Commission ("SEC" or "Commission") to authorize the acquisition of all of the issued and outstanding securities of Orange and Rockland Utilities, Inc. ("Orange and Rockland") pursuant to the terms of the Agreement and Plan of Merger among Orange and Rockland, CEI and C Acquisition Corp., dated as of May 10, 1998 (the "Merger").

     On March 26, 1999, the Commission issued a public notice of the Application. The notice established April 20, 1999, as the due date for the submission of written comments.

     On April 12, 1999, CEI filed Amendment No. 1 to the Application to provide operating data in response to a request from the SEC Staff, and to report that the Merger has been approved by the State of New York Public Service Commission, by the New Jersey Board of Public Utilities, and by the Pennsylvania Public Utility Commission.

     On April 20, 1999, CEI filed Amendment No. 2 to the Application to provide preliminary opinions of counsel and a copy of the Confirming Order of the New York Public Service Commission, issued April 14, 1999, which approved and confirmed the Order authorizing the Merger, issued April 2, 1999, by the Chairman of the New York Public Service Commission.

     The purpose of this Amendment is to provide additional information relevant to the integration criteria under Sections 10 and 11 of the Act.

                                      -2-
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                   ITEM 3:  APPLICABLE STATUTORY PROVISIONS

     The following information is provided to supplement the discussion beginning at page 43 of the Application and concerns the integration between the Con Edison and Orange and Rockland control areas and the rest of the New York State bulk transmission system.

     The New York Power Pool (NYPP) dispatches all generation within the New York control area to minimize total production (energy) costs, while considering transmission system conditions and the flow of power into and out of New York. The individual utility control areas are integrated with each other through NYPP.

     NYPP dispatches generation throughout the state using the security constrained dispatch program that resets each generator's output every 5 minutes. NYPP operators know the status of all generation in the state. NYPP system operators communicate on a regular basis with their counterparts at the various utilities, including the Orange and Rockland and Con Edison system operators at their respective Energy Control Centers. For example, the NYPP operators know the status of the entire Con Edison bulk transmission system, including the in-City system. If Con Edison experiences a failure on an in-City cable, the NYPP system operators will contact the Con Edison system operators to coordinate a response to the problem with Con Edison. The NYPP system operators also communicate with Con Edison system operators if transmission system components that Con Edison controls, such as capacitor banks or phase-angle regulators, need to be adjusted to regulate power flows into and out of New York or to address bulk power system conditions within the New York control area.

     Following consummation of the Merger, the coordination with NYPP will continue as described above. In addition, following the start of NY ISO operations, the same level of coordination will be conducted between the utilities and the NY ISO system operators.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act, the undersigned Company has duly caused this Amendment to the Application to be signed on its behalf by the undersigned thereunto duly authorized.

                                        CONSOLIDATED EDISON, INC.

Date:  May 3, 1999                      By:  /s/ Peter A. Irwin
                                             ------------------
                                                 Peter A. Irwin



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